

December 16, 2014

Via E-Mail
Mr. Mick McMullen
Chief Executive Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, MT 59102

> **Re: Stillwater Mining Company**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-13053**

Dear Mr. McMullen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Introduction, page 7

1.   We note your disclosure regarding the status of the Marathon feasibility study and your statement that the overstatement of palladium grades in the ore reserve would not render the project uneconomical. Additionally, we note your statements that the updated study indicates that the Marathon project would have too short a mine life to adequately recover the initial capital required to construct, and that prospective concentrate grades on average are lower than in the original study, reducing the net smelter return from third-party processing. Please help us understand these statements by providing us additional detail explaining the impact of the lower grades on the project economics. To the extent necessary, please tell us the change in ounces of reserves in the feasibility study as compared to the updated study and the differences in commodity prices used in the feasibility study as compared to those used in the updated study.

Proven and Probable Ore Reserves, page 16

2.   Please disclose the specific commodity prices that were used in the determination of your mineral reserves. In your response, tell us the specific pricing associated with your reserves as of December 31, 2013.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 71
Critical Accounting Policies, page 83
Asset Impairment, page 84

3.   Please expand your disclosure in future filings regarding your 2013 impairments (and any future material impairments, as appropriate) for the following:

- How you determined a triggering event did or did not occur;

- The unit of testing for impairment and considerations surrounding grouping of assets;

- The models used to test for recoverability and determine fair value, including the significant assumptions and estimates, and how those key inputs were chosen; and,

- A discussion of the potential future causes of changes in your impairment determinations, significant estimates and assumptions.

        Please refer to FR-72, which can be found on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In your response, please provide us a sample of your proposed expanded disclosure addressing your 2013 impairments at both Marathon and Altar.

Consolidated Financial Statements and Supplementary Data, page 87
Note 4 – Asset Impairment, page 99

4.   We note you have ceased reporting reserves at your Marathon project due, in part, to the uneconomic findings of your updated feasibility study. We also note that as a result of your impairment testing you reduced the carrying value of your Marathon assets to $57.2 million, including approximately $50.9 million in mineral property assets. Please explain to us how the current carrying value is recoverable in light of the uneconomic findings of the feasibility study. Please address a) the differences in models and assumptions between your impairment fair value and your updated feasibility study, b) the nature of the market for potential buyers of this property given the findings of your updated feasibility study, and c) how the market for potential buyers of this property was considered in your impairment testing fair value.

Mr. Mick McMullen
Stillwater Mining Company
December 16, 2014
Page 3

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

 · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

 Sincerely,

 /s/Tia L. Jenkins

 Tia L. Jenkins
 Senior Assistant Chief Accountant
 Office of Beverages, Apparel, and
 Mining